PART I


Item 1 - Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial
Condition and
                           Results of Operations

Results of Operations.
Net income for the quarter rose 89% over the 1994 quarter and amounted to $1,376,000, or $.82 per share, compared to $728,000, or $.44 per share last year. For the first six months, net income more than doubled that earned last year and reached $2,361,000, or $1.41 per share, compared to $1,072,000 or $.65 for 1994. The 1995 amounts include a non-recurring gain from the sale of the construction businesses. The Company realized a gain before income taxes of $1,293,000 for the sale. Net income after taxes from the gains on sale amounted to $782,000, and increased per share earnings $.47 for the quarter and the six months.

The results of operations for the three and six months ended June 30, 1995 were impacted by the sale of the assets of the Company's construction business segment during the second quarter. The assets and business sold constituted all sales, cost of sales, and gross profit contained in the Consolidated Statements of Income. The sale of these assets and businesses were approved by the shareholders at the annual meeting held on April 27, 1995.

The assets were sold to two buyers, in separate transactions, and included the businesses operated under the trade names of American Precast Concrete, Span Deck of Indiana, Concrete Carriers, Inc., and American Precast Concrete Systems, Inc. The assets sold included property, plant and equipment applicable to the operations and the assumption of the construction contracts with customers for projects not completed at the closing dates. Inventories and the contracts-in-progress unbilled receivables relating to the contracts assumed by the buyers were also included in the sale transaction.

Sales and gross profit results included in the second quarter Statement of Income represent sales of the construction businesses for an average of approximately 1.7 months of the quarter, considering the closing dates of the sale transactions. Selling and general and administrative expenses included costs associated with transfer of the operations. These expenses are expected to further decline in future periods.

Equity income from First Indiana Corporation increased 67% during the quarter to $1,083,000, compared to $650,000 last year, and increased 74% for the six months to $2,047,000, compared to $1,177,000 in 1994. These improved earnings resulted from First Indiana's ongoing repositioning as a focused provider of real estate financing. Loan originations continued to grow during the quarter, and net interest margin again exceeded four percent.



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First Indiana Corporation files a separate Form 10-Q with the
Securities and Exchange Commission. For additional information on First Indiana's operations, please refer to Commission File Number 0-14354.

Realized investment gains and interest income were significantly higher than last year for both the quarter and the first six months, as the Company temporarily invested the cash proceeds from the asset sales. The Company expects these amounts to increase over the short term until additional business operations are acquired.

Selling and general and administrative expenses for the quarter were reduced, as we continued to reduce staff following the asset sales. Interest Expense was also lower during the quarter, as $3 million of the cash proceeds from the asset sales were used to reduce long-term debt.

The sale of the construction operations was initiated as part of a strategic plan to further expand the Company's involvement in financial services. The Board of Directors and management saw little opportunity for expansion of the construction business, and the highly cyclical nature of the construction industry made if difficult to maintain and increase profitability on a consistent basis. The sale has enhanced the Company's ability to engage in a full range of financial services that had been limited by federal regulations, as a result of Somerset's status as a registered federal savings and loan holding company, and has provided cash for expansion in the financial services industry.

Management is pursing a strategic plan for expansion in the financial services industry. Several specialized product areas are being reviewed, and market research is being conducted in order to evaluate competition and possible acquisition candidates. Firm conclusions have not yet been reached in these areas. Management believes progress is being made and hopes to soon be reporting on the results of these endeavors.

Capital Resources and Liquidity.
The Company's liquidity and capital resources were greatly improved from a relatively strong position at December 31, 1994, as a result of the sale of the construction operations.

The ratio of current assets to current liabilities stood at 4.2 to
1.0 at June 30, 1995, compared to 3.0 to 1.0 at December 31, 1994 and 3.5 to 1.0 at June 30, 1994. Net working capital increased to over $8.8 million, compared to $6.9 million at December 31, 1994, and $5.2 million at June 30, 1994. These increases were a result of the increase in net income during the first half of 1995 and funds provided by the asset sales.

For the first six months of 1995, operations provided cash of over $4 million compared to cash used by operations of over $1 million for the same period of 1994. The discontinuance of the construction operations caused a reduction in trade accounts, notes and other receivables, contracts in progress, unbilled, and inventories, as we commenced the liquidation of working capital assets and liabilities of the construction operations that are not being replaced with new activity.



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The asset sales did not include accounts receivable and other components of working capital. We will continue to generate cash as we finalize the affairs of these operations. When completed, we expect that we will have generated additional cash of $3 million.


The sale of construction related property, plant and equipment provided $5 million of cash. $3 million of the proceeds were used for early retirement of long-term debt, and an additional $3.4 million was invested in short-term bonds.

The Company paid $164,000 in cash dividends ($.10 per share) to shareholders during the first half of 1995, with no such payment in 1994, and expects to pay cash dividends on a semi-annual basis in the future.

The debt-to-equity ratio improved as a result of the increase in shareholders' equity, primarily from improved net income and the retirement of $3 million of long-term debt during the quarter. The ratio was .09/1.00 at June 30, 1995, compared to .21/1.00 at December 31, 1995 and .22/1.00 at June 30, 1994.

Shareholders' equity at June 30, 1995 amounted to $28.9 million, or $17.43 per share, compared to $16.13 at December 31, 1994 and $15.27 at June 30, 1994.

The strategic plan for expansion in the financial services industry includes the possible placement of additional long-term debt in order to increase the size of an acquisition. The amount of debt
(if any) will depend on the size and cash flow of any such acquisition.























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